UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2026

Commission File Number: 001-40758

GDEV Inc.

(Translation of registrant’s name into English)

55, Griva Digeni

3101, Limassol

Cyprus

Telephone: +35722580040

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                                            Form 40-F  ☐

EXPLANATORY NOTE

Annual General Meeting Results

On August 28, 2026, the Company announced the results of the Company’s 2026 annual general meeting, which was held at the Company’s offices in Limassol, Cyprus on August 28, 2026. As reflected in the voting results below, all of the agenda items proposed for consideration were approved by a majority of the votes cast by shareholders of the Company personally present or represented by proxy at the meeting.

1.	Election of Directors

To re-elect the following independent Directors of the Company:

·	Marie Holive, Independent Director

The final voting results were as follows:

Votes For	Votes Against	Abstained
14,194,898	5,266	0

·	Andrew Sheppard, Independent Director

The final voting results were as follows:

Votes For	Votes Against	Abstained
14,194,385	5,267	512

·	Tal Shoham, Independent Director

The final voting results were as follows:

Votes For	Votes Against	Abstained
14,197,882	2,282	0

2.	Approval and adoption of the Amended and Restated Memorandum and Articles of Association

To approve and adopt the Amended and Restated Memorandum and Articles of Association of the Company.

The final voting results were as follows:

Votes For	Votes Against	Abstained
14,197,627	2,437	100

A copy of the Amended and Restated Memorandum and Articles of Association of the Company is furnished as Exhibit 3.1 to this Report on Form 6-K.

INCORPORATION BY REFERENCE

The information included in this Report on Form 6-K (including Exhibit 3.1) is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-280580 and File No. 333-282062) (including any prospectuses forming a part of such registration statement) and to be a part thereof from the date on which this Report on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 28, 2026

GDEV Inc.

By:	/s/ Alexander Karavaev
	Name:	Alexander Karavaev
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

3.1	Amended and Restated Memorandum and Articles of Association of GDEV. Inc.